January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GameSquare Holdings, Inc. Request for Acceleration
Registration Statement on Form F-4
Registration No. 333-275994

Requested Date: January 26, 2024

Requested Time: 4:00 P.M. Eastern Time, or as soon as thereafter practicable

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GameSquare Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4 (File No. 333-275994) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel, Baker & Hostetler LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Alan A. Lanis, Jr. at (310) 442-8828.

Please direct any questions or comments regarding this acceleration request to Alan A. Lanis, Jr. at (310) 442-8828.

Sincerely,

GameSquare Holdings, Inc.

By:	/s/ Justin Kenna
Name:	Justin Kenna
Title:	Chief Executive Officer and Director

cc:	Alan A. Lanis, Jr., Baker & Hostetler LLP

D. Thomas Triggs, Sullivan & Triggs, LLP

Brian A. Sullivan, Sullivan & Triggs, LLP